UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
Commission File Number 0-18927
TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
(full title of Plan)
TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Boulevard, Suite 200
Arlington, Texas 76011
(name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Benefit Restoration Plan
We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Benefit Restoration Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and the six months ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Benefit Restoration Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, and the six months ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
/s/ Whitley Penn LLP
Fort Worth, Texas
March 16, 2006

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets
Investments, at fair value:
Tandy Brands Accessories, Inc. common stock
Shares: 2005 - 67,479; 2004 - 91,867 Cost: 2005 - $771,384; 2004 - $1,035,988	$809,072	$1,344,933
Munder Tax-Free Short & Intermediate Bond Fund Class K
Shares: 2004 - 17,869 Cost: 2004 - $188,521	—	186,012

Total investments	809,072	1,530,945

Receivables:
Participants’ contributions	6,027	11,398
Company contributions	27,224	46,128
Dividends and interest	1,856	2,548

Total receivables	35,107	60,074

Cash and cash equivalents	—	31,982

Total Assets	844,179	1,623,001

Liabilities	—	—

Net Assets Available For Benefits	$844,179	$1,623,001

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

			Six Months
	Year Ended		Ended
	December 31,		December 31,
	2005	2004	2003
Additions
Contributions:
Participants	$36,366	$91,308	$66,084
Company	54,761	136,963	99,127
Dividends and interest	13,051	13,266	5,568
Net appreciation in value of investments	—	—	258,308

Total Additions	104,178	241,537	429,087

Deductions
Benefits paid to participants	625,528	—	—
Net depreciation in value of investments	257,472	67,746	—

Total Deductions	883,000	67,746	—

Net (Deductions) Additions	(778,822)	173,791	429,087

Net Assets Available For Benefits
Beginning of period	1,623,001	1,449,210	1,020,123

End of year	$844,179	$1,623,001	$1,449,210

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description
General
The following description of the Tandy Brands Accessories, Inc. Benefit Restoration Plan (the “Plan”) sponsored by Tandy Brands Accessories, Inc. (the “Company”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was initially effective July 1, 1993 and amended effective March 8, 1996, June 12, 1997, July 1, 2001, and July 1, 2003.
The last amendment changed the Plan’s fiscal year-end from June 30 to December 31; consequently, the 2003 statement of changes in net assets available for benefits is for the six months ended December 31, 2003.
The Plan is a deferred compensation plan designed to restore retirement benefits not provided by the Company’s Employees Investment Plan (the “EIP”) because of contribution limitations imposed by Sections 401(a)(17) and 402(g)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). All Plan benefits are unsecured obligations of the Company. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and is not qualified under Section 401(a) of the Code.
Eligibility
Eligible employees are those members of a select group in key positions of management and responsibility, as determined by the Company’s Chief Executive Officer, who elect to contribute to the EIP for the Plan year the lesser of (a) the maximum elective deferral permitted under Section 402(g)(1) of the Code, or (b) the maximum salary reduction contributions permitted under the terms of the EIP. Elections to contribute to the Plan must be made no later than the last day of the December preceding the Plan year for which the employee elects to contribute.
Contributions
A participant may contribute from 1% to 10% of their annual compensation for the Plan year, reduced by the participant’s total contributions to the EIP for the year. Annual compensation is the participant’s total remuneration reported on the federal income tax withholding statement, excluding Company contributions to the Stock Purchase Program and amounts realized from the Company’s stock options, plus amounts not includable in gross income pursuant to Sections 125 and 402(e)(3) of the Code.
The Company contributes for each participant employed at quarter-end 150% of the participant’s quarterly contributions to the Plan, up to a maximum of 5% of the participant’s annual compensation, reduced by the Company’s contributions on the participant’s behalf to the EIP. The Company’s matching contributions are required to be invested in the Company’s common stock or as otherwise determined by the Company.

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions as of the date on which they otherwise would have been paid to the participant. The Company’s contribution is made within 30 days after the end of each quarter.
Participants may elect once every six months, on January 1 or July 1, unless otherwise determined by the Plan committee, to allocate their contributions in 5% increments to investments in the:
Munder Tax-Free Money Market Fund — Class K
Munder Tax-Free Short & Intermediate Bond Fund — Class K
Tandy Brands Accessories, Inc. common stock
Participants’ unallocated funds are invested in the Munder Institutional Cash Investment Fund - Class K.
Benefit Payments
Cash benefit payments, commencing no earlier than the day preceding the sixth anniversary of the participant’s distribution election, are made either in a lump sum or monthly installments over a period not exceeding ten years. At the time of making a contribution election, the participant elects the commencement date and manner in which distributions will be paid. Such elections may be modified if the change is made at least one year prior to the originally elected distribution date and at least two years prior to any new distribution date.
If employment termination precedes the participant’s elected distribution date, the participant’s account is distributed. A participant’s election governs the payment, either lump sum or monthly installments over a period not exceeding ten years, to beneficiaries commencing as soon as practicable following receipt of notice of the participant’s death.
Hardship withdrawals of specified amounts may be made under specified conditions. The lesser of a participant’s account balance or the amount of taxable income with respect to which tax liability is assessed prior to the participant’s elected distribution date will be distributed if the Plan committee determines federal or state taxable income will be recognized as the result of changes in federal or state laws, regulations, or rulings, or as the result of a court ruling involving the participant.
Vesting
Participants are immediately vested in all contributions to their accounts as unsecured general creditors of the Company. Voting rights with respect to Plan assets are retained by the Company.
Plan Amendment or Termination
The Company may amend or terminate the Plan at any time, but no such action shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan.

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Contributions
Participants’ and Company contributions are accrued in the period in which participants’ contributions are deducted from their pay.
Investments
Company common stock is stated at market value determined by the closing quoted market price of the stock as reported on the NASDAQ National Market System. Registered investment company shares are stated at the net asset value per share as determined by the funds. The investments are subject to market or credit risks customarily associated with debt and equity investments.
Investment transactions are recorded on a trade-date basis with realized and unrealized gains and losses being a component of the net appreciation or depreciation in the value of investments. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.
Benefit Payments
Benefit payments are recorded when paid.
Nonparticipant-Directed Investments
The following table presents the nonparticipant-directed investments as of December 31, 2005 and 2004.

	2005	2004
Tandy Brands Accessories, Inc. common stock (2005 - 40,052 shares; 2004 - 55,919 shares)	$480,225	$818,654
Munder Tax-Free Short & Intermediate Bond Fund — Class K (2004 - 9,376 shares)	—	97,605
Munder Tax-Free Money Market Fund — Class K (2004 - 17,208 shares)	—	17,249

	$480,225	$933,508

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS
Nonparticipant-Directed Investments (continued)
The following table presents the changes in nonparticipant-directed investments for the years December 31, 2005 and 2004 and six months ended December 31, 2003.

			Six Months
	Year Ended		Ended
	December 31,		December 31,
	2005	2004	2003
Company contributions	$73,660	$135,315	$96,648
Dividends and interest	7,910	7,522	2,110
Net (depreciation) appreciation in value of investments	(161,166)	(41,112)	155,354
Benefits paid to participants	(373,687)	—	—

Net (decrease) increase	(453,283)	101,725	254,112
Beginning of period	933,508	831,783	577,671

End of year	$480,225	$933,508	$831,783

Plan Administration
A third-party trustee holds and manages the Plan’s assets. The Plan’s administrative expenses are paid by the Company.
Tax Status
The Plan is a segregation of the Company’s assets for the payment of benefits pursuant to the Plan; consequently, the Plan’s income is included in the determination of the Company’s taxable income and the Plan is not subject to income tax under the Code. Distributions to participants are subject to employment taxes.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN

/s/ J.S.B. Jenkins

J.S.B. Jenkins
Administrative Committee Member
Date: March 30, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation of our report dated March 16, 2006, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement on Form S-8 (Registration No. 333-109526) pertaining to the Tandy Brands Accessories, Inc. Benefit Restoration Plan and the related prospectus.
/s/ Whitley Penn LLP
Fort Worth, Texas
March 29, 2006